Exhibit 99.1

Genetron Health Announces Unaudited Fourth Quarter and Full Year 2021 Financial Results

BEIJING, China, March 29, 2022 — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today announced its unaudited preliminary financial results for the fourth quarter and full year ended December 31, 2021.

2021 and Recent Business Highlights

•	Therapy Selection:

•	As of December 31, 2021, the Company had 58 hospital partners, of which 30 were IVD hospital partners. Genetron Health is continuing to enhance its in-hospital sales effort.

•	Early Screening:

•

The Company successfully introduced HCCscreenTM in China as an LDT service for hepatocellular carcinoma (HCC), along with establishing collaborations with channel partners involving government procurements, medical examination centers, hospitals, and online platforms.

•

After reporting HCCscreenTM prospective cohort study data in March 2021, the Company has broadened its registrational strategy for its early screening program with two clinical trials. The enrollment of subjects in the clinical trial of the PCR-based assay, HCCscan, is currently on track, with five participating institutions already started as of the date hereof. The Company currently plans to enroll subjects for the clinical trial of NGS-based HCCscreenTM around late second quarter in 2022.

•

The Company developed a multi-omics blood-based CRC early screening assay, with preliminary retrospective data showing >91% sensitivity and 95% specificity. Full details are expected to be published in 2022.

•	MRD:

•

Genetron Health formed a co-development agreement with AstraZeneca R&D China for personalized MRD tests for solid tumors in China. Our partner plans to incorporate the co-developed tests for China-specific studies. This is an exclusive, multi-year collaboration between both parties.

•	Published MRD assay data based on Mutation Capsule:

•

Gastric cancer data in the Journal of Hematology & Oncology: The personalized MRD assay showed sensitivity to detect 0.001% tumor DNA from peritoneal lavage fluid samples for precise prediction of peritoneal dissemination.

•	Locally advanced rectal cancer data in eBioMedicine, part of THE LANCET Discovery Science: Analysis on different MRD approaches after neoadjuvant therapy.

•	HCC data: Publication has been accepted for a high impact journal and would be available in the next few weeks few months.

•

The Company formed an exclusive agreement with Fosun Pharma to commercialize Seq-MRD®. The partnership marks the launch of Genetron Health’s first product for hematologic cancer and the first validated NGS-based MRD detection assay in the China market.

•	Companion Diagnostics (CDx):

•

The Company formed a collaboration agreement with HUTCHMED (China) for the joint development of a CDx test for ORPATHYS® (savolitinib) for NSCLC in China, using Genetron Health’s approved NGS-based 8-gene Lung Cancer Assay (Tissue).

•

Onco Panscan, the Company’s CE-marked comprehensive genomic profiling assay, has passed the type testing in China. Patient enrollment for the registrational trial is planned to begin in late second quarter in 2022.

•	AYVAKIT® (avapritinib) CDx kit, developed in partnership with CStone Pharmaceuticals, has entered the NMPA priority review and approval process in China.

•	Other IVD Pipeline:

•

Thyroid Basic, a PCR-based assay under development for molecular classification and prognosis for thyroid cancer, is undergoing a registrational trial at four clinical sites. The trial is expected to complete in 2022 with potential IVD approval in 2023.

•	New Patent Issuance:

•

Genetron Health’s innovative Mutation Capsule technology, a method for detecting mutation and methylation of tumor specific genes in ctDNA, was granted an invention patent (201910983038.8) by the China National Intellectual Property Administration.

Fourth Quarter and Full Year 2021 Financial Highlights

•

Recorded total revenue of RMB146.9 million (US$23.0 million) in the fourth quarter of 2021 and RMB532.0 million (US$83.5 million) for the full year of 2021, representing 9.6% and 25.3% increases over the same periods in 2020, respectively.

•

IVD revenue was RMB44.1 million (US$6.9 million) in the fourth quarter of 2021 and RMB 154.5 million (US $24.3 million) for the full year of 2021, representing 66.4% and 64.4% increases over the same periods in 2020, respectively.

•

LDT revenue was RMB85.9 million (US$13.5 million) in the fourth quarter of 2021 and RMB337.8 million (US$53.0 million) for the full year of 2021, representing an 11.4% decrease and a 15.8% increase over the same periods in 2020, respectively.

•

Development services revenue was RMB16.9 million (US$2.7 million) in the fourth quarter of 2021 and RMB39.6 million (US$6.2 million) for the full year of 2021, representing 60.9% and 2.0% increases over the same periods in 2020, respectively.

•	Gross margin increased to 63.5% for the full year 2021, compared to 61.3% for the year 2020.

“Throughout 2021 we experienced strong growth led by our in-hospital IVD sales, advanced our early screening registrational strategy for hepatocellular carcinoma, developed a multi-omics blood-based CRC early screening assay, established partnerships with AstraZeneca R&D China and Fosun Pharma to develop and commercialize MRD products, and expanded the body of clinical evidence and publications that are expected to reinforce and support the clinical value of our tests. These accomplishments have positioned Genetron Health favorably to advance precision oncology diagnostics,” said Mr. Sizhen Wang, co-founder, Chairman and CEO of Genetron Health. “As we have communicated, the continued enforcement of the “zero COVID” strategy in China has created a challenging operating environment that we will continue to navigate. We plan to execute across the business in a catalyst rich 2022 by introducing new products to the market, advancing our innovative pipeline and providing key data and trial updates that will further differentiate our portfolio of diagnostics. We are confident that our solutions can address emerging medical needs in China, and we expect to witness a significant long-term growth potential, amid a favorable macro environment where the government policy prioritizes optimal healthcare for citizens.”

Fourth Quarter 2021 Unaudited Financial Results

Total revenue increased by 9.6% to RMB146.9 million (US$23.0 million) in the fourth quarter of 2021 from RMB133.9 million in the same period of 2020.

Diagnosis and monitoring revenue increased by 5.3% to RMB130.0 million (US$20.4 million) in the fourth quarter of 2021 from RMB123.5 million for the same period in 2020. The increase was primarily driven by the growth in revenue generated from the sale of IVD products, partially offset by a decrease in revenue generated from the provision of LDT services.

•

Revenue generated from the provision of LDT services decreased by 11.4% to RMB85.9 million (US$13.5 million) in the fourth quarter of 2021 from RMB96.9 million in the same period of 2020. Approximately 5,880 units of LDT diagnostic tests were sold in the fourth quarter of 2021, representing an increase of 10.1% compared to the number of LDT diagnostic tests sold in the same period of 2020. Sales from the Company’s liquid biopsy early screening product HCCScreenTM were also included in the fourth quarter sales of LDT services.

•

Revenue generated from the sale of IVD products increased by 66.4% to RMB44.1 million (US$6.9 million) in the fourth quarter of 2021 from RMB 26.5 million in the same period of 2020. The increase was driven by sales of the Genetron S5 instrument and 8-gene Lung Cancer Assay (Tissue).

The following table sets forth the number of the Company’s contracted in-hospital partners as of the end of the periods presented:

	2020	1Q21	2Q21	3Q21	4Q21
IVD in-hospital partners	22	23	28	29	30

	2020	1Q21	2Q21	3Q21	4Q21
Total in-hospital partners(1)	40	42	50	54	58

Note:

(1)	The number of total in-hospital partners include both sales of LDT services and IVD products.

Revenue generated from development services increased by 60.9% to RMB16.9 million (US$2.7million) in the fourth quarter of 2021 from RMB10.5 million in the same period of 2020. The increase was primarily driven by the growth in revenue generated from biopharmaceutical services.

Gross profit was RMB83.7 million (US$13.1 million) in the fourth quarter of 2021, compared to RMB84.1 million in the same period of 2020. Gross margin decreased to 57.0% in the fourth quarter of 2021, compared to 62.8% in the same period of 2020, based on temporary impact resulting from new promotional activities.

Operating expenses increased by 54.7% to RMB267.5 million (US$42.0 million) in the fourth quarter of 2021 from RMB173.0 million in the same period of 2020.

Selling expenses increased by 39.5% to RMB100.3 million (US$15.7 million) in the fourth quarter of 2021 from RMB72.0 million in the same period of 2020. The increase was primarily driven by higher headcount to expand Genetron Health’s sales teams. Selling expenses as a percentage of revenue increased to 68.3% in the fourth quarter of 2021 from 53.7% in the same period of 2020.

Administrative expenses increased by 46.2% to RMB64.8 million (US$10.2 million) in the fourth quarter of 2021 from RMB44.3 million in the same period of 2020. The increase was mainly driven by higher headcount and professional fees. Administrative expenses as a percentage of revenue increased to 44.1% in the fourth quarter of 2021 from 33.1% in the same period of 2020.

Research and development expenses increased by 61.3% to RMB85.5 million (US$13.4 million) in the fourth quarter of 2021 from RMB53.0 million in the same period of 2020. The increase was primarily driven by higher research and development headcount and related expenses, as well as the Company’s continued efforts in the development of MRD tests, and clinical activities related to early screening and key product such as Onco Panscan. Research and development expenses as a percentage of revenue increased to 58.2% in the fourth quarter of 2021 from 39.5% in the same period of 2020.

As a result of the above, operating loss increased to RMB183.8 million (US$28.8 million) in the fourth quarter of December 31, 2021 from RMB88.9 million in the same period of 2020.

Finance income-net increased to RMB18.6 million (US$2.9 million) in the fourth quarter of 2021 from RMB15.6 million in the same period of 2020. The increase was primarily due to foreign currency exchange gains.

Loss for the period was RMB165.3 million (US$25.9 million) for the three months ended December 31, 2021, compared to RMB73.2 million for the same period of 2020.

Non-IFRS loss for the period, defined as loss for the period excluding share-based compensation expenses and fair value loss of financial instruments with preferred rights was RMB153.1 million (US$24.0 million) for the three months ended December 31, 2021, compared to RMB62.5 million for the same period of 2020. Please refer to the section titled “Non-IFRS Financial Measures” in this press release for details.

Basic loss per share attributable to owners of the Company was RMB0.35 (US$0.06) for the fourth quarter of 2021, compared with a basic loss per share attributable to owners of the Company of RMB0.16 for the same period of 2020. Excluding share-based compensation expenses and fair value loss of financial instruments with preferred rights, non-IFRS basic loss per share attributable to owners of the Company was RMB0.33 (US$0.05) for the fourth quarter of 2021, compared with non-IFRS basic loss per share attributable to owners of the Company of RMB0.14 for the same period of 2020. Diluted loss per share attributable to owners of the Company was equivalent to basic loss per share attributable to owners of the Company in respective periods. Each ADS represents five ordinary shares, par value US$0.00002 per share. Please refer to the section titled “Non-IFRS Financial Measures” in this press release for details.

Full Year 2021 Financial Results

Total revenue increased by 25.3% to RMB532.0 million (US$83.5 million) in 2021 from RMB424.5 million in 2020.

Diagnosis and monitoring revenue increased by 27.7% to RMB492.4 million (US$77.3 million) in 2021 from RMB385.7 million in 2020. The increase was driven by the growth in the revenue generated from both the provision of LDT services and the sale of IVD products.

•

Revenue generated from the provision of LDT services increased by 15.8% to RMB337.8 million (US$53.0 million) in 2021 from RMB291.7 million in 2020. Approximately 24,360 units of LDT diagnostic tests were sold in 2021, representing an increase of 11.2% compared to the number of LDT diagnostic tests sold in 2020. Sales of LDT services also included sales of our early screening test, HCCscreenTM, which has contributed to our revenue growth in 2021.

•

Revenue generated from sale of IVD products increased by 64.4% to RMB154.5 million (US$24.3 million) in 2021 from RMB94.0 million in 2020. The increase was driven by a growing number of assays and sequencing platforms sold in 2021, notably the Genetron S5 instrument and 8-gene Lung Cancer Assay (Tissue).

Revenue generated from development services increased by 2.0% to RMB39.6 million (US$6.2 million) in 2021 from RMB38.8 million in 2020. The increase was primarily driven by the growth in revenue generated from biopharmaceutical services, partially offset by a decrease in revenue generated from sequencing services.

Gross profit increased by 29.9% to RMB338.0 million (US$53.0 million) in 2021 from RMB260.2 million in 2020. Gross margin increased to 63.5% in 2021, compared to 61.3% in 2020. In 2021, gross margin improvements were seen across all major business lines.

Operating expenses increased by 61.9% to RMB855.8 million (US$134.3 million) in 2021 from RMB528.6 million in 2020.

Selling expenses increased by 39.0% to RMB343.2 million (US$53.9 million) in 2021 from RMB 247.0 million in 2020, primarily due to increased headcount to expand Genetron Health’s core business as well as early screening sales teams. Selling expenses as a percentage of revenue increased to 64.5% in 2021 from 58.2% in 2020.

Administrative expenses increased by 79.7% to RMB227.0 million (US$35.6 million) in 2021 from RMB126.3 million in 2020, primarily due to higher headcount and professional fees. Administrative expenses as a percentage of revenue increased to 42.7% in 2021 from 29.8% in 2020.

Research and development expenses increased by 70.4% to RMB254.0 million (US$39.9 million) in 2021 from RMB149.0 million in 2020. The increase was primarily driven by higher research and development headcount and related expenses, as well as the Company’s continued efforts in the development of MRD tests, and clinical activities related to early screening and key product such as Onco Panscan. Research and development expenses as a percentage of revenue increased to 47.7% in 2021 from 35.1% in 2020.

As a result of the above, operating loss increased to RMB517.8 million (US$81.3 million) for 2021, from RMB 268.4 million in 2020.

Finance income-net decreased to RMB15.3 million (US$2.4 million) in 2021 from RMB22.7 million in 2020. The decrease was related to foreign currency exchange fluctuations.

Loss for the year was RMB502.6 million (US$78.9 million) in 2021, compared to RMB3,069.0 million in 2020.

Non-IFRS loss for the year, defined as loss for the year excluding share-based compensation expenses and fair value loss of financial instruments with preferred rights, was RMB448.5 million (US$70.4 million) for 2021, compared to RMB215.7 million in 2020. Please refer to the section titled “Non-IFRS Financial Measures” in this press release for details.

Basic loss per share attributable to owners of the Company was RMB1.08 (US$0.17) for 2021, compared with a basic loss per share attributable to owners of the Company of RMB10.18 for 2020. Excluding share-based compensation expenses and fair value loss of financial instruments with preferred rights, non-IFRS basic loss per share attributable to owners of the Company was RMB0.96 (US$0.15) for 2021, compared with non-IFRS basic loss per share attributable to owners of the Company of RMB0.72 for 2020. Diluted loss per share attributable to owners of the Company was equivalent to basic loss per share attributable to owners of the Company for respective periods. Each ADS represents five ordinary shares, par value US$0.00002 per share. Please refer to the section titled “Non-IFRS Financial Measures” in this press release for details.

Cash and cash equivalents and current financial assets at fair value were RMB790.5 million (US$124.0 million) as of December 31, 2021.

Financial Guidance

In the first quarter of 2022, Genetron Health expects to grow its revenue to approximately RMB 106 million, or around 15.1% year-over-year growth. Genetron Health expects its full year 2022 revenue to be around RMB 585 - 638 million, representing around 10-20% growth over its revenue in 2021.

Conference Call

A conference call and webcast to discuss the results will be held at 8:30 a.m. U.S. Eastern Time on March 29, 2022 (or at 8:30 p.m. Beijing Time on March 29, 2022). Interested parties may listen to the conference call by dialing numbers below:

United States:	+1-833-239-5565
China Domestic:	400-820-5286
Hong Kong:	+852-3018-6771
International:	+65-6713-5590
Conference ID:	9419319

Participants are encouraged to dial into the call at least 15 minutes in advance due to high call volumes.

A simultaneous webcast of the conference call will be available on the “Events and Presentations” page of the Company’s IR website. A replay of the webcast will be available for 30 days following the event. For more information, please visit ir.genetronhealth.com.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00 = RMB6.3726, representing the exchange rate as of December 30, 2021, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on December 30, 2021.

Non-IFRS Financial Measures

The Company uses non-IFRS loss and non-IFRS loss per share attributable to owners of the Company for the year/period, which are non-IFRS financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS loss and non-IFRS loss per share attributable to owners of the Company help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year/period. The Company believes that non-IFRS loss and non-IFRS loss per share attributable to owners of the Company for the year/period provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS loss and non-IFRS loss per share attributable to owners of the Company for the year/period should not be considered in isolation or construed as an alternative to operating loss, loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS loss and non-IFRS loss per share attributable to owners of the Company for the year/period and the reconciliation to their most directly comparable IFRS measures. Non-IFRS loss and non-IFRS loss per share attributable to owners of the Company for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS loss for the year/period represent loss for the year/period excluding share-based compensation expenses and fair value loss of financial instruments with preferred rights. Please see the “Unaudited Non-IFRS Financial Measures” included in this press release for a full reconciliation of non-IFRS loss for the year/period to loss for the year/period and non-IFRS loss per share attributable to owners of the Company for the year/period to loss per share attributable to owners of the Company for the year/period.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (NASDAQ: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

US:

Hoki Luk

Head of Investor Relations

Email: hoki.luk@genetronhealth.com

Phone: +1 (408) 891-9255

Philip Trip Taylor

Vice President | Gilmartin Group

ir@genetronhealth.com

Media Relations Contact

Yanrong Zhao

Genetron Health

yanrong.zhao@genetronhealth.com

Edmond Lococo

ICR

Edmond.Lococo@icrinc.com

Mobile: +86 138-1079-1408

genetron.pr@icrinc.com

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021		December 31, 2020	December 31, 2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	133,944	146,863	23,046	424,485	531,950	83,475
Cost of revenue	(49,820)	(63,144)	(9,909)	(164,268)	(193,983)	(30,440)

Gross profit	84,124	83,719	13,137	260,217	337,967	53,035

Selling expenses	(71,959)	(100,349)	(15,747)	(246,959)	(343,161)	(53,850)
Administrative expenses	(44,349)	(64,840)	(10,175)	(126,318)	(227,001)	(35,622)
Research and development expenses	(52,969)	(85,450)	(13,409)	(148,999)	(253,950)	(39,850)
Net impairment losses on financial and contract assets	(12,746)	(13,291)	(2,086)	(14,843)	(37,032)	(5,811)
Other income/(loss) - net	9,039	(3,616)	(566)	8,526	5,329	836

Operating expenses	(172,984)	(267,546)	(41,983)	(528,593)	(855,815)	(134,297)

Operating loss	(88,860)	(183,827)	(28,846)	(268,376)	(517,848)	(81,262)

Finance income	17,268	18,789	2,948	28,330	20,501	3,217
Finance costs	(1,630)	(229)	(36)	(5,627)	(5,251)	(824)

Finance income - net	15,638	18,560	2,912	22,703	15,250	2,393

Fair value loss of financial instruments with preferred rights	—	—	—	(2,823,370)	—	—

Loss before income tax	(73,222)	(165,267)	(25,934)	(3,069,043)	(502,598)	(78,869)
Income tax expense	—	—	—	—	—	—

Loss for the period/year	(73,222)	(165,267)	(25,934)	(3,069,043)	(502,598)	(78,869)

Loss attributable to:
Owners of the Company	(73,222)	(162,690)	(25,530)	(3,069,043)	(496,238)	(77,871)
Non-controlling interests	—	(2,577)	(404)	—	(6,360)	(998)

	(73,222)	(165,267)	(25,934)	(3,069,043)	(502,598)	(78,869)

Loss per share for loss attributable to owners of the Company	RMB	RMB	USD	RMB	RMB	USD
-Basic and diluted	(0.16)	(0.35)	(0.06)	(10.18)	(1.08)	(0.17)

Loss per ADS for loss attributable to owners of the Company
-Basic and diluted	(0.80)	(1.76)	(0.28)	(50.92)	(5.39)	(0.85)

Shares used in loss per share computation:
-Basic and diluted	456,621,292	462,785,013	462,785,013	301,379,911	460,547,499	460,547,499
ADS used in loss per ADS computation:
-Basic and diluted	91,324,258	92,557,002	92,557,002	60,275,982	92,109,499	92,109,499

GENETRON HOLDINGS LIMITED

UNAUDITED NON-IFRS FINANCIAL MEASURES

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021		December 31, 2020	December 31, 2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Loss for the period/year	(73,222)	(165,267)	(25,934)	(3,069,043)	(502,598)	(78,869)
Adjustments:
Share-based compensation	10,729	12,144	1,906	29,951	54,144	8,497
Fair value loss of financial instruments with preferred rights	—	—	—	2,823,370	—	—

Non-IFRS Loss	(62,493)	(153,123)	(24,028)	(215,722)	(448,454)	(70,372)

Attributable to:
Owners of the Company	(62,493)	(150,546)	(23,624)	(215,722)	(442,094)	(69,374)
Non-controlling interests	—	(2,577)	(404)	—	(6,360)	(998)

	(62,493)	(153,123)	(24,028)	(215,722)	(448,454)	(70,372)

Non-IFRS loss per share for loss attributable to owners of the Company	RMB	RMB	USD	RMB	RMB	USD
-Basic and diluted	(0.14)	(0.33)	(0.05)	(0.72)	(0.96)	(0.15)

Non-IFRS loss per ADS (5 ordinary shares equal to 1 ADS) for loss attributable to owners of the Company
-Basic and diluted	(0.68)	(1.63)	(0.26)	(3.58)	(4.80)	(0.75)

Shares used in non-IFRS loss per share computation:
-Basic and diluted	456,621,292	462,785,013	462,785,013	301,379,911	460,547,499	460,547,499
ADS used in non-IFRS loss per ADS computation:
-Basic and diluted	91,324,258	92,557,002	92,557,002	60,275,982	92,109,499	92,109,499

GENETRON HOLDINGS LIMITED

UNAUDITED REVENUE AND SEGMENT INFORMATION

	Diagnosis and monitoring -provision of LDT services	Diagnosis and monitoring -sale of IVD products	Development services	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Three months ended December 31, 2020
Revenue	96,948	26,514	10,482	133,944
Segment profit	67,209	16,439	476	84,124
Three months ended December 31, 2021
Revenue	85,885	44,112	16,866	146,863
Segment profit	55,463	24,300	3,956	83,719
Year ended December 31, 2020
Revenue	291,702	93,982	38,801	424,485
Segment profit	198,170	60,266	1,781	260,217
Year ended December 31, 2021
Revenue	337,844	154,543	39,563	531,950
Segment profit	231,186	99,993	6,788	337,967

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020	As of December 31, 2021
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	76,891	110,285	17,306
Right-of-use assets	59,706	52,074	8,172
Intangible assets	12,265	20,695	3,247
Financial assets at fair value through profit or loss	19,609	49,780	7,812
Prepayments	15,362	37,610	5,902

Total non-current assets	183,833	270,444	42,439

Current assets
Inventories	24,971	35,603	5,587
Contract assets	1,112	7,775	1,220
Other current assets	36,500	30,705	4,818
Trade receivables	164,592	282,113	44,270
Other receivables and prepayments	42,420	97,895	15,361
Amounts due from related parties	214	597	94
Financial assets at fair value through profit or loss	140,294	151,443	23,765
Derivative financial instruments	196	2,002	314
Cash and cash equivalents	1,375,766	639,042	100,280

Total current assets	1,786,065	1,247,175	195,709

Total assets	1,969,898	1,517,619	238,148

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of December 31, 2020	As of December 31, 2021
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Borrowings	5,493	—	—
Lease liabilities	43,016	33,865	5,315
Other non-current liabilities	—	8,612	1,351

Total non-current liabilities	48,509	42,477	6,666

Current liabilities
Trade payables	34,071	55,767	8,751
Contract liabilities	8,417	11,962	1,877
Other payables and accruals	111,164	157,232	24,673
Amounts due to related parties	24	3	1
Borrowings	58,583	19,554	3,068
Lease liabilities	16,585	20,572	3,228

Total current liabilities	228,844	265,090	41,598

Total liabilities	277,353	307,567	48,264

Net assets	1,692,545	1,210,052	189,884

SHAREHOLDERS’ EQUITY
Equity attributable to owners of the Company
Share capital	59	61	9
Share premium	6,657,562	6,711,234	1,053,139
Other reserves	(24,701)	(69,091)	(10,841)
Accumulated losses	(4,940,375)	(5,436,613)	(853,123)

	1,692,545	1,205,591	189,184
Non-controlling interests	—	4,461	700

Total shareholders’ equity	1,692,545	1,210,052	189,884